Exhibit 12.1



                      Motient Corporation and Subsidiaries

      Statement Regarding Computation of Ratio of Earnings to Fixed Charges
                             (dollars in thousands)




                                                                                                           Three Months
                                                                                                               Ended
                                                                                                             March 31,
                                                                                                             ---------

                                                                    Year Ended December 31,
                                                                    -----------------------
                                                       1999       1998        1997        1996       1995       2000
                                                       ----       ----        ----        ----       ----       ----

Loss from continuing operations before income
tax benefit                                         $(318,799)  $(150,566)  $(119,207)  $(134,638)  $(66,917)  $(3,994)
Add:
   Fixed charges (net of capitalized interest)         70,028      56,804      22,605      15,984      9,133    16,552
Less:
   Interest capitalized                                    --          --          --          --         --        --
   Equity in losses of unconsolidated affiliates           --          --          --          --         --        --
   Losses attributable to minority interests               --          --          --          --         --        --
                                                   ----------   ---------   ---------  ----------  ---------   -------
Earnings as adjusted                                $(248,771)   $(93,762)   $(96,602)  $(118,654)  $(62,468)  $12,558

Fixed charges:
      Interest expense on indebtedness
      (including amortization of debt expense         $75,359     $63,230     $23,158     $15,151     $5,600   $15,754
      and discount and   interest capitalized)
      Share of XM Radio preferred stock dividends          --          --          --          --         --       506
      Portion of rent expense representative of
      interest (33.3%)                                  4,100       3,033         967         833      3,533     1,065
                                                   ----------   ---------   ---------  ----------  ---------   -------
Fixed charges                                         $79,459     $66,263     $24,125     $15,984     $9,133   $17,325
                                                   ==========   =========   =========  ==========  =========   =======

Ratio of earnings to fixed charges                      (3.13)      (1.42)     (4.004)      (7.42)     (6.84)     0.73
                                                   ===========   =========   =========   =========   ========  =======

Deficiency of earnings to cover fixed charges        $328,230    $160,025    $120,727    $134,638    $71,601     $3,994
                                                    ==========   =========   =========  ==========  =========   =======


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